

Mail Stop 3720

April 18, 2008

**<u>Via U.S. Mail and Fax (412) 471-3288</u>**
Edward H. West
Chief Financial Officer
Education Management LLC
210 Sixth Avenue
33rd Floor
Pittsburgh, PA 15222

       **RE:    Education Management LLC**
              **Form 10-K for the fiscal year ended June 30, 2007**
              **Filed September 21, 2007**

              **Form 10-Q for the quarters ended September 30 and December 31, 2007**
              **File No. 333-137605**

Dear Mr. West:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*Annual Report filed on form 10-K for the year ended June 30, 2007*

Item 6. Selected Financial Data, page 35

1. Please delete the combined statement of operations data for the 12 months ended June 30, 2006 from the table of selected financial data since this information does not comply with GAAP or the guidance for the presentation of pro forma information.

Item 7. MD&A of Financial Condition and Results of Operations

Results of Operations, page 40

2. Please delete the discussion of the combined results of operations for the 12 months ended June 30, 2006 from MD&A. You may present pro forma information for fiscal year 2006 that is prepared in accordance with Article 11 of Regulation S-X, if you believe a comparison of financial results of operations, other than those in the historical financial statements included in the filing, is meaningful. You will need to include a complete set of pro forma financial statements that reflects the adjustments to the historical information to explain the basis of the information discussed. You should also explain why management believes a pro forma presentation is meaningful and discuss any potential risks associated with using this presentation.

Use of Estimates and Critical Accounting Policies, pages 51-55

3. Where applicable, analyze the potential sensitivity of your estimates to change and quantify the effects where practicable and material. Please refer to Section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in Release No. FR-72 for further guidance.

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Identifiable Intangible Assets, page 68

4. Please tell us whether you separately value your licensing, accreditation, and Title IV program participation assets. If you do, tell us how you account for and value your Title IV program participation asset.

Revenue Recognition, page 69

5. Please describe for us the nature of the "fees" you describe in conjunction with tuition and how you account for these.

6.  Please tell us how you apply the guidance in SAB Topic 13 in accounting for tuition refunds. Also, though it appears from your disclosure that you have no one refund policy nor one applicable federal, state, or accrediting agency standard with regards to refunds, describe for us some of the more common policies and standards.

Note 3 - Business Combination

Purchase Price Allocation, page 72

7.  We note that you utilized an independent third party appraiser in determining the purchase price allocation of your tangible and intangible assets in connection with the disclosed business combination. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation, you should provide disclosures that explain the method and assumptions used by management to determine the valuation.

Note 12 – Share-Based Payment

Successor: 2006 Stock Option Plan, pages 82-83

8.  Tell us how you considered the guidance in paragraph A240f of SFAS 123R in evaluating whether to provide separate disclosures for "time-based options" and "performance-based options." Also, disclose the fair value of options granted during each period presented and options outstanding at the end of the latest fiscal year.

9.  You disclose that time-based options generally vest ratably over a five-year period. In your response letter, tell us how you applied the guidance in SFAS 123R in evaluating accrual of compensation expense over the service period. Also describe the buy back provisions of both time-based and performance-based options and tell us how you applied the guidance in the statement to these provisions.

Edward H. West
Education Management LLC
April 18, 2008
Page 4

\* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director